# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allogene Therapeutics, Inc., CIK 0001737287
CUSIP: 019770106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001296549

## Reporting persons
- Arie Belldegrun, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,771,157; shared voting power 8,772,287; sole dispositive power 3,771,157; shared dispositive power 8,772,287; aggregate amount beneficially owned 12,543,444 (5.7% of the class)
- Bellco Legacy LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 539,867; sole dispositive power 0; shared dispositive power 539,867; aggregate amount beneficially owned 539,867 (0.2% of the class)
- Bellco Legacy IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,710,120; sole dispositive power 0; shared dispositive power 4,710,120; aggregate amount beneficially owned 4,710,120 (2.1% of the class)
- Vida Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 1,798,163; sole dispositive power 0; shared dispositive power 1,798,163; aggregate amount beneficially owned 1,798,163 (0.8% of the class)
- Vida Ventures III, L.P.: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 1,720,172; sole dispositive power 0; shared dispositive power 1,720,172; aggregate amount beneficially owned 1,720,172 (0.8% of the class)
- Vida Ventures III-A, L.P.: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 3,965; sole dispositive power 0; shared dispositive power 3,965; aggregate amount beneficially owned 3,965 (0% of the class)

## Item 1. Issuer
Name of issuer: Allogene Therapeutics, Inc.
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
Arie Belldegrun
Bellco Legacy LLC
Bellco Legacy IV LLC
Vida Ventures LLC
Vida Ventures III, L.P.
Vida Ventures III-A, L.P.
Address of principal business office or, if none, residence:
Arie Belldegrun: 10100 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90067
Bellco Legacy LLC: 10100 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90067
Bellco Legacy IV LLC: 10100 Santa Monica Blvd., 15th Floor, Los Angeles, CA 90067
Vida Ventures LLC: 40 Broad Street, #201, Boston, MA 02109
Vida Ventures III, L.P.: 40 Broad Street, #201, Boston, MA 02109
Vida Ventures III-A, L.P.: 40 Broad Street, #201, Boston, MA 02109
Citizenship:
Arie Belldegrun: United States and Israel
Bellco Legacy LLC: Delaware
Bellco Legacy IV LLC: Delaware
Vida Ventures LLC: Nevada
Vida Ventures III, L.P.: Nevada
Vida Ventures III-A, L.P.: Nevada

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

Row 9 of Dr. Belldegrun's cover page includes 3,180,554 shares of common stock issuable within 60 days of March 31, 2025 upon the exercise of stock options held by the Reporting Person and also includes (a) 4,710,120 shares of common stock beneficially owned by Bellco Legacy IV LLC, a limited liability company managed by Dr. Belldegrun and Rebecka Belldegrun, (b) 539,867 shares of common stock beneficially owned by Bellco Legacy LLC, a limited liability company owned and managed by trusts controlled by Dr. Belldegrun and Rebecka Belldegrun, (c) 1,798,163 shares of common stock beneficially owned by Vida Ventures LLC (Vida), a limited liability company of which VV Manager LLC is the manager, of which Dr. Belldegrun is a Senior Managing Director, (d) 1,720,172 shares of common stock beneficially owned by Vida Ventures III, L.P. (Vida III), a limited partnership of which Vida Ventures GP III, LLC (Vida GP III) is the manager, of which Dr. Belldegrun is a Senior Managing Director, and (e) 3,965 shares of common stock beneficially owned by Vida Ventures III-A, L.P. (Vida III-A), a limited partnership of which Vida GP III is the manager, of which Dr. Belldegrun is a Senior Managing Director. Dr. Belldegrun disclaims beneficial ownership of the shares held by Vida, Vida III and Vida III-A, except to the extent of any pecuniary interest therein, and other than for the purpose of determining his obligations under Section 13(d) of the Exchange Act.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference. This percentage is calculated based on 217,264,738 shares of common stock outstanding as of March 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-K filed on March 13, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G/A sets forth the sole power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G/A sets forth the shared power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Arie Belldegrun, M.D.: /s/ Arie Belldegrun, Arie Belldegrun, M.D. (05/09/2025)
- Bellco Legacy LLC: /s/ Arie Belldegrun, By Arie Belldegrun, M.D., Manager (05/09/2025)
- Bellco Legacy IV LLC: /s/ Arie Belldegrun, By Arie Belldegrun, M.D., Manager (05/09/2025)
- Vida Ventures LLC: /s/ Arie Belldegrun, By VV Manager LLC, its Manager, By Arie Belldegrun, M.D., Senior Managing Director, (05/09/2025)
- Vida Ventures III, L.P.: /s/ Arie Belldegrun, By Vida Ventures GP III, LLC, its Manager, By Arie Belldegrun, M.D., Senior Managing Director, (05/09/2025)
- Vida Ventures III-A, L.P.: /s/ Arie Belldegrun, By Vida Ventures GP III, LLC, its Manager, By Arie Belldegrun, M.D., Senior Managing Director, (05/09/2025)